Hudson Global, Inc.

53 Forest Avenue, Suite 102

Old Greenwich, CT 06870

July 18, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Nicholas Nalbantian

Re:	Hudson Global, Inc.

Registration Statement on Form S-4; File No. 333-288531

Request for Acceleration

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-4 (File No. 333-288531) filed by Hudson Global, Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”) on July 3, 2025, as amended on July 17, 2025 (the “Registration Statement”).

The Company hereby requests that the Registration Statement be made effective at 4:00 p.m., Eastern Time, on July 22, 2025, or as soon as possible thereafter, in accordance with Rule 461 under the Securities Act of 1933, as amended.

Please contact Adam W. Finerman of Baker & Hostetler LLP at (212) 589-4233 or by email at afinerman@bakerlaw.com with any questions you may have concerning this request. The Company hereby authorizes Mr. Finerman to orally modify or withdraw this request for acceleration.

We request that we be notified of such effectiveness by a telephone call to Mr. Finerman, and that such effectiveness also be confirmed in writing.

Very truly yours,

Hudson Global, Inc.

By:	/s/ Jeffrey E. Eberwein
Jeffrey E. Eberwein
Chief Executive Officer